Exhibit 99.1

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

May 20, 2005

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES CHANGE OF LOCATION FOR ANNUAL MEETING OF SHAREHOLDERS

Paramount Resources Ltd. (“Paramount”) announced that, as a result of a fire at The Calgary Petroleum Club, the location of the Annual Meeting of Shareholders of Paramount has been relocated to The Chambers Room, Lower Level, First Canadian Centre, 350 Seventh Avenue S.W., Calgary Alberta. In order to facilitate the attendance of all those who wish to attend, the meeting will be delayed 30 minutes and will commence at 4:30 p.m. (Calgary time) on Thursday, May 26, 2005, at First Canadian Centre as set out above.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 Third Street S.W.
Calgary, Alberta T2P 5C5
Phone:(403) 290-3600
Fax:(403) 262-7994